SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 19, 2013

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

1. Attached hereto are the audited consolidated financial statements of R.V.B. Holdings Ltd. as of and for the year ended December 31, 2012.

2. On March 18, 2013, the board of directors of RVB resolved to appoint Mr. Giora Gutman to serve as the chief executive officer of RVB and its subsidiary, E.E.R. Environmental Energy Resources (Israel) Ltd.

Giora Gutman previously served as the CEO and founder of Mekorot Development and Enterprises Ltd., a subsidiary of Israel National Water Company, a water and sewage technology and infrastructure company. He also previously served as CEO of Baran Engineering and Projects Ltd., a global provider of engineering, technology and construction solutions. Prior to his work with Baran Group Ltd., Mr. Gutman was the CEO and plant manager at Haifa Chemicals South Ltd., a global leading supplier of potassium nitrate for agriculture and industry. Mr. Gutman has a degree in mechanical engineering from Ben Gurion University.

The compensation terms of Mr. Gutman are subject to the approval of the Company's shareholders per the requirements of the Israeli Companies Law of 1999.

3. In addition, on March 18, 2013, the  board of directors of R.V.B. Holdings Ltd. ("RVB" or the “Company”), following the approval of its compensation and audit committees, approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000 (the "Regulations"), the compensation terms of Mr. Yair Fudim, the chairman of the board of directors of RVB and Mr. Moti Menashe, a member of the board of directors of RVB, as follows: Mr. Fudim and Mr. Menashe shall be entitled to compensation equal to the "Maximum Amount" under the Companies Regulations (Rules Regarding the Compensation and Expenses of External Directors), 2000 for companies similarly classified based on their shareholding equity (the "Compensation Terms"), which is the currently paid compensation to other members of the board of directors of RVB..

The Company’s compensation and audit committees and board of directors determined that the Compensation Terms complies with the terms of Section 1A of the Regulations.

Under Section 1C of the Regulations, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of the Compensation Terms pursuant to Section 1A; provided, however, that such objection has been submitted to the Company within 14 days as of the date of this announcement. If such objection is received by the Company within such 14 day period, the Compensation Terms will require shareholders’ approval pursuant to Section 273 of the Israeli Companies Law of 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: March 19, 2013

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of directors and Shareholders of
R.V.B. HOLDINGS LTD.

We have audited the accompanying consolidated statements of financial position of R.V.B. Holdings Ltd. and its subsidiary (hereafter - "the group") as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Group's management and Board of Directors.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2011 and the results of its operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2012, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1d to the financial statements, the Company has incurred recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1d. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Brightman Almagor Zohar & Co. Brightman Almagor Zohar & Co.
Certified Public Accountants (Isr.) A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, March 13, 2013.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31
		2012	2011
	Note	$ in thousand
Assets

Current assets
Cash and cash equivalents	5	2,613	6,751
Accounts receivable	6	412	238
Total current assets		3,025	6,989

Non-current assets
Restricted bank deposit	14a(1)	266	-
Fixed assets, net	8	11,092	12,505
Intangible assets, net	9	3,110	3,521
Total non-current assets		14,468	16,026

Total assets		17,493	23,015

Liabilities and equity

Current liabilities
Loans from banks and others	11	-	603
Accounts payable and accruals	10	369	630
Total current liabilities		369	1,233

Non-current liabilities
Loans from banks	11	-	102
Options at fair value through profit and loss	7c(3)	-	158
Liability to the Office of the Chief Scientist	14b	418	411
Liability in respect of dismantling and vacating fixed assets	2h	165	133
Total non-current liabilities		583	804

Equity attributable to owners of the Company	15	13,113	17,076
Non-controlling interests		3,428	3,902
Total equity		16,541	20,978

Total liabilities and equity		17,493	23,015

Yitzhak Apeloig Director	Ofer Naveh CFO

Approval date of the financial statements: March 13, 2013.

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31
		2012	2011	2010
	Note	$ in thousand

Revenues	14a (9)	62	63	-

Expenses
Operating expenses and facility maintenance	17	2,952	2,526	2,590
Marketing expenses	18	549	1,200	1,256
Administrative and general expenses	19	1,430	1,759	1,793
Other expenses		-	-	98
Total expenses		4,931	5,485	5,737

Loss from ordinary activities		(4,869)	(5,422)	(5,737)

Financing income	20	428	54	17
Financing expenses	20	(60)	(878)	(1,917)

Total financing expenses, net		368	(824)	(1,900)

Loss for the year		(4,501)	(6,246)	(7,637)

Total comprehensive loss for the period		(4,501)	(6,246)	(7,637)

Loss and total comprehensive loss attributable to:
Owners of the Company		(3,615)	(5,950)	(7,637)
Non-controlling interests		(886)	(296)	-

		(4,501)	(6,246)	(7,637)

Loss per share (in $)
Basic and diluted loss per share	16	(0.016)	(0.029)	(0.041)

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the year ended December 31, 2012
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2012	42,364	21,807	-	(47,095)	17,076	3,902	20,978

Changes during 2012

Share-based payment	-	-	64	-	64	-	64
Issue of ordinary shares	14,521	(14,521)	-	-	-	-	-
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(412)	-	-	(412)	412	-
	14,521	(14,933)	64	-	(348)	412	64

Loss for the year	-	-	-	(3,615)	(3,615)	(886)	(4,501)

Total comprehensive loss for the year	-	-	-	(3,615)	(3,615)	(886)	(4,501)

Balance as of December 31, 2012	56,885	6,874	64	(50,710)	13,113	3,428	16,541

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the year ended December 31, 2011
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2011	4,906	34,078	173	161	6,063	(41,145)	4,236	-	4,236

Changes during 2011
Share-based payment	-	-	-	-	1,220	-	1,220	-	1,220
Termination of employee options	-	2,852	-	-	(2,852)	-	-	-	-
Equity component of convertible loans	-	1,013	-	-	-	-	1,013	-	1,013
Conversion of shareholder's debts	1,445	15,128	-	(161)	(3,393)	-	13,019	-	13,019
Issuance of ordinary shares – EER Transaction	25,692	(20,862)	(173)	-	(1,038)	-	3,619	4,117	7,736
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(81)	-	-	-	-	(81)	81	-

	27,137	(1,950)	(173)	(161)	(6,063)	-	18,790	4,198	22,988

Loss for the year	-	-	-	-	-	(5,950)	(5,950)	(296)	(6,246)

Total comprehensive loss for the year	-	-	-	-	-	(5,950)	(5,950)	(296)	(6,246)

Balance as of December 31, 2011	32,043	32,128	-	-	-	(47,095)	17,076	3,902	20,978

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

	For the year ended December 31, 2010
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	$ in thousand

Balance as of January 1, 2010	12	35,786	-	161	5,519	(33,508)	7,970

Changes during 2010
Distribution of bonus shares	4,777	(4,777)	-	-	-	-	-
Issuance of shares	117	2,538	173	-	-	-	2,828
Share-based payment	-	-	-	-	518	-	518
Equity component of convertible loans	-	531	-	-	16	-	547
Share-based paymnt in respect of guarantees received from shareholders	-	-	-	-	10	-	10
	4,894	(1,708)	173	-	544	-	3,903

Loss for the year	-	-	-	-	-	(7,637)	(7,637)

Total comprehensive loss for the year	-	-	-	-	-	(7,637)	(7,637)

Balance as of December 31, 2010	4,906	34,078	173	161	6,063	(41,145)	4,236

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended on December 31
	2012	2011	2010
	$ in thousand

Cash flows from operating activity
Loss for the year	(4,501)	(6,246)	(7,637)
Adjustments required to present cash flows from operating activity (Appendix A)	1,233	3,703	4,364

Net cash used in operating activity (*)	(3,268)	(2,543)	(3,273)

Cash flows from investment activity
Increase in restricted bank deposit	(300)	-	-
Investment in fixed assets	(60)	(2)	(2)

Net cash used in investment activity	(360)	(2)	(2)

Cash flows from financing activity
EER Transaction (Note 7d(1))	-	7,977	-
Repayment of bank loans	(510)	(204)	-
Issuance of shares	-	-	3,023
Proceeds from shareholders loans	-	1,466	-

Net cash provided by financing activity	(510)	9,239	3,023

Increase (decrease) in cash and cash equivalents	(4,138)	6,694	(252)

Balance of cash and cash equivalents at the start of the year	6,751	57	309

Balance of cash and cash equivalents at end of the year	2,613	6,751	57

(*) Including cash interest payments in the amount of	19	22	55

(*) Including cash interest receipts in the amount of	36	51	7

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Appendix A – Adjustments required to present the cash flows from operating activity

	For the year ended on December 31
	2012	2011	2010
	$ in thousand

Income and expenses not involving cash flows:

Depreciation and amortization	1,884	1,874	1,906
Increase in liabilities in respect of employee benefits	-	-	15
Interest accrued on loans and others, net	8	706	1,153
Financing income regarding a short term loan	(204)	-	-
Transformation of loan into grant	-	701	391
Loss (profit) arising on financial liabilities at fair value through profit or loss	(158)	(52)	15
Bonus in respect of options to shareholders in connection with the provision of a guarantee	-	432	704
Share-based payments	64	422	518

	1,618	4,083	4,702

Changes in asset and liability items:

Increase in accounts receivable	(124)	(14)	(8)
Decrease in accounts payable and accruals	(261)	(366)	(330)

	(385)	(380)	(338)

	1,233	3,703	4,364

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - GENERAL

a.	R.V.B. Holdings Ltd. (formerly B.V.R Systems (1998) Ltd.) (the "Company") is an Israeli company incorporated in Israel (the Company changed its name on January 12, 2010).

The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.OB.

b.
In July 2011, the Company entered ,among others, into the following agreements, in connection with the purchase of E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") shares by the Company: (i) a share purchase agreement by and among the Company, Greenstone Industries Ltd. ("Greenstone"), S.R Accord Ltd. ("Accord"), Mazal Resources B.V. ("Mazal") and EER (the "EER Share Purchase Agreement"); (ii) an option agreement between the Company and Mazal (the "Option Agreement"); (iii) a shareholders' agreement between the Company and Mazal (the "Shareholders Agreement");  (collectively, the "EER Transaction").

As of the date of these Financial Statements RVB holds 79% of EER's share capital and 99% of EER's voting rights.

For additional information regarding the EER Transaction, see Note 7b.

c.	Description of EER and its operations:

EER was incorporated in Israel on May 21, 2000, as a private company limited by shares. EER owns know-how and rights in the field of solid waste treatment through the use of Plasma-Gasification-Melting (PGM) technology, an innovative approach to waste treatment, which can be implemented, among others, for the treatment of municipal waste, medical waste and low and intermediate level radioactive waste (the “PGM Technology” or the “Technology”).

In early 2007, EER completed the construction of a facility in Yblin, Israel (containing systems similar to those found in a commercial facility) to make use of the Technology for the treatment of municipal waste (the "Yblin Facility").  The Yblin Facility, according to its permit, can operate only few times a year. At the start of 2008, the Company began depreciating the facility after a successful first year of trial running.

Over the years 2007-2009, several demonstrations were held using the Yblin Facility.

As part of the working plan of EER, the Board of Directors approved an investment of up to US$ 1 million in EER's Yblin Facility. The purpose of the investment is implementing improvements in Yblin Facility which mainly include the replacement of the current processing chamber and preparation of the facility for continuous operation.

NOTE 1 – GENERAL (continued):

d.	The Going Concern Assumption

The Company has incurred recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. At December 31, 2012, the Company had cash and cash equivalents in a total amount of $2,613 thousands. The Company's negative cash flow from operations for the year ended on December 31, 2012 was in a total amount of $3,268 thousands.

The Group does not have sufficient funds to finance its operations and working plan for the upcoming twelve months as they fall due.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue its operations and fund its liabilities is dependent on its ability to secure additional financing and cash flow.

Management is pursuing such additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The management has concluded that the combination of these circumstances represents a material uncertainty that casts significant doubt upon the company’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

e.	Definitions:

The Company	-	R.V.B. Holdings Ltd.
The Group	-	The Company and its Subsidiaries (as defined below)
Subsidiaries	-
Companies in which the Company holds 50% or more of its voting rights or have the right to appoint half or more of the members of the Board of Directors, and the financial statements of which are consolidated with those of the Company.

Related parties	-	As defined in IAS 24.
CPI	-	The Consumer Price Index, as published by the Central Bureau of Statistics.
Dollar	-	A United States dollar

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations published by the International Accounting Standards Board (“IASB”).

b.	Presentation of the statement of financial position

The Company’s assets and liabilities in the statement of financial position are classified according to current and non-current items. The Company’s operating cycle period is 12 months.

c.	Basis for the preparation of the financial statements:

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The principal accounting policies are set out below.

d.	Analysis of the expenses recognized in profit and loss

The Company’s expenses in the statement of comprehensive income are presented based on the function of expenses within the entity.

e.	Foreign currency:

(1)	Functional currency and operating currency:

The currency of the main economic environment in which the Group operates is the US dollar (hereinafter – "the functional currency").

(2)	Translation of transactions that are not in the functional currency

In the preparation of the financial statements, transactions carried out in currencies other than the Company's functional currency (hereinafter – "foreign currency") are recorded at the exchange rates in effect on the dates of the transaction. At each reporting period, monetary items stated in foreign currency are translated according to the exchange rates in effect at that date; non-monetary items that are measured in terms of historical cost are translated according to the exchange rates in effect at the time of the transaction in connection with the non-monetary item.

(3)	The method of recording exchange rate differences

Exchange rate differences (primarily in respect of monetary balances that are not in the functional currency) are recognized in the income statement in the period in which they occurred.

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of investment.

g.	Consolidated financial statements

(1)	General

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

(2)	Non-controlling interest

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Company.

(3)	Regarding the accounting treatment of the EER transaction see note 1d above.

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Fixed assets:

A fixed asset is a tangible item, which is held for use in manufacture or the supply of goods or services, or rent for others, which is forecasted to be used for more than one period. The Company presents its fixed asset items according to the cost model.

Under the cost model, fixed asset items are presented in the balance sheet at cost (net of received investment grants), net of accumulated depreciation and less accumulated impairment losses. The cost includes the cost of acquisition of the asset as well as costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Any component of a fixed-asset item having a cost that is significant in relation to the total cost of the asset shall be depreciated separately. The depreciation is carried out systematically over the estimated useful life of the asset by the straight line method from the time at which the asset is ready for its intended use. In the opinion of the Company's management, no significant residual value is expected at the end of the useful life.

The annual rates of depreciation are as follows:

	Useful life	Depreciation rates
		%
Buildings	12.5	8
Construction and miscellaneous	12.5	8
Plasma, compressors and bellows	12.5	8
Machinery and equipment	12.5	8
Pipelines	12.5	8
Crane and reactor	12.5	8
Faucets and electricity	10	10
Steam boilers	5	20
Furniture and office equipment	3-17, mainly 3	6-33 (mainly 33%)

The depreciation method and the useful life of an asset are reviewed by the Company's management at the end of each financial year. Changes are treated as changes in estimates and accounted for prospectively.

Profit or loss created as a result of the sale or retirement of an asset is determined according to the difference between the proceeds from the sale of this asset and its book value, and carried to the statement of income.

The cost of replacing a part of a fixed asset item is recognized as an increase in the book value of that item when incurred, if it is expected that the future financial benefit embodied in the items will flow to the Group and that its cost can be measured reliably. Routine maintenance costs are expensed when incurred.

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Fixed assets (continued):

Liability in respect of costs for dismantling and removing an item and restoring the site on which the asset is located:

The cost of a fixed-asset item includes, among others, costs to dismantle and remove the item and to restore the site on which the asset is located, for which the Company incurred an obligation, when the item was purchased or as a result of the use of this item during a certain period, that is not for the purpose of manufacturing inventory during that period.

•	Changes in said liability regarding the end of the period of depreciation of the item will be deducted from or added to the asset during the period in which they occurred.

•	Changes in said liability deriving from the passage of time are recognized in the statement of income as a financing cost as incurred.

i.	Intangible assets except for goodwill:

Intangible assets are identifiable non-monetary assets that lack a physical entity.

The Company has intangible assets with a definite life.

Intangible assets with a definite useful life are amortized on the straight line basis over its estimated useful life subject to impairment tests. The change in the useful life assessment of an intangible asset with a finite life is accounted for prospectively.

The useful life during which intangible assets with a finite useful life (know-how) are amortized is 12.5 years, based, among others, on the period of the registered patent on said know-how.

The Company's intangible costs are recognized and measured in accordance with the way they were created, as follows:

An intangible asset that has been created internally, as a result of the Company's development activities (or the development stage of an internal project) in respect of know-how for the treatment of waste is recognized, net of investments and participation grants, when all the conditions below have been met:

(1)	There is a technical feasibility that the asset will be completed, thus making it available for use or sale;
(2)	The company intends to complete the asset and use it or sell it;
(3)	The company is capable of completing the asset and using or selling it;
(4)	The asset is expected to generate future economic benefits;
(5)	The company has available technical, financial and other resources for completing the development of the asset and for using or selling the asset; and
(6)	The development costs that are attributed to the asset can be reliably measured.

The amount initially recognised for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognised, development expenditure is recognised in profit or loss in the period in which it is incurred.

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Intangible assets except for goodwill (continued):

Intangible assets that were created internally are amortized using the straight line method over their useful life, and are presented at cost, less amortization and any accumulated impairment losses.

Concerning the grants received from the Chief Scientist and royalties paid in respect thereof, see note 2n.

j.	Impairment of intangible assets except for goodwill :

The company reviews - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of fixed assets and intangible assets. When such indicators of impairment are present, the company estimates the recoverable amount of the assets in order to measure the amount of impairment loss that was created, if any. When it is not possible to assess the recoverable amount of a single asset, the group estimates the recoverable value of the cash-generating unit to which that asset belongs.

The recoverable amount is measured in relation to the Company’s value, which is derived from investments in the Company’s capital and/or valuations based on economic assessments made by the Company and/or external consultants.

k.	Financial assets:

(1)	General

Financial assets are recognized in the balance sheet when the Company becomes a party to the contractual terms of the instrument. Where the purchase or sale of an investment is effected under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, the investment is recognized and derecognized on a trade (the date on which the Company undertook to buy or sell an asset).

Investments in financial instruments are initially measured at fair value plus transaction costs, except for those financial assets classified at fair value through profit or loss, where the transaction costs are carried to the income statement.

The Company's financial assets are loans and receivables. The classification is dependent on the nature and purpose of holding the financial asset and is determined at the initial date of recognition of the financial asset.

As for the publication of IFRS 9 "Financial Instruments", see note 3b.

(2)	Loans and receivables

Deposits, loans and other receivables with fixed or determinable payments that are not quoted in an active market, are classified as loans and receivables. The value of these financial assets is not materially different than their fair value.

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

l.	Financial liabilities and equity instruments issued by the Company:

(1)	Classification as a financial liability or an equity instrument

Non-derivative financial instruments are classified as either financial liabilities or as equity instruments in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the amount of the proceeds received, net of direct issuing costs.

Financial liabilities of the Company are measured in accordance with their classification as other financial liabilities, at amortized cost (not at fair value through profit and loss).

(2)	Options to purchase Company shares

a.
Proceeds from the issuance of options to purchase Company shares, which confer upon their holder the right to acquire a fixed number of ordinary shares in return for a fixed amount of cash, are presented in shareholders’ equity under “Receipts on account of options”.

b.
Proceeds from the issuance of options to purchase Company shares, which confer upon their holder the right to acquire a fixed number of ordinary shares in return for a variable amount of cash, are presented under current liabilities, and are classified as liabilities at fair value through profit and loss. In this respect, an exercise amount linked to the Consumer Price Index or to foreign currency is considered a variable amount.  Regarding the accounting treatment of financial liabilities at fair value through profit and loss, see note 2l.(4).

(3)	Financial liabilities at fair value through profit and loss

A financial liability is classified at fair value through profit and loss if it is held for trading purposes or designated as a financial liability at fair value through profit and loss.

The Company’s financial liabilities, which are included in this category, include options for the purchase of Company shares at an exercise price linked to the Consumer Price Index and/or foreign currency and derivative equity instruments of the Company.

A financial liability is classified as held for trading purposes if:

(1)	It was primarily created for the purpose of repurchase in the near future; or
(2)	It constitutes part of a portfolio of identifiable financial instruments, which are jointly managed by the Company, which have a proven pattern of generating profits in a short period; or
(3)	It is a non-designated derivative, which is effective as a hedging instrument.

Financial liabilities at fair value through profit and loss are presented at fair value. Each profit or loss arising from changes in fair value is recognized in profit and loss. The net profit or loss, which is recognized in the statement of income, includes interest paid in respect of the financial liability. On the date of initial recognition, transaction costs are included in the statement of income.

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

l.	Financial liabilities and equity instruments issued by the Company (continued):

(4)	Other financial liabilities

Other financial liabilities (credit, loans, and accounts payable) are initially measured at fair value, net of transaction costs. The value of these financial liabilities is not materially different than their fair value.

m.	Leasing of real estate by the Company

Payments made under operating leases are recognized in the statement of income on a straight-line basis over the term of the lease.

n.	Government grants and grants from the office of the Chief Scientist

Grants received from the Chief Scientist (prior to the Amendment to IAS 20), which EER is required to repay with the addition of interest payments, provided the conditions associated with the grant are met, and which do not constitute forgivable loans, are recognized on the date of initial recognition, the amount to be repaid is presented as a liability at its nominal value without reflecting the benefit that arises from the capitalization of the grant at a capitalization rate that reflects the level of risk of the research and development project.

o.	Provisions:

A provision is recognized if, as a result of a past event, the group has a present legal or constructive obligation, and it is probable that an outflow of economic benefits, which can be estimated reliably, will be used to settle the obligation.

The amount recognized as a provision, reflects management's best estimate of the amount required in order to settle the obligation on the balance sheet date, whilst taking into account the risks and uncertainties connected with the obligation. When the provision is measured using the forecasted cash flows in order to settle the liability, the book value of the provision is the current value of the forecasted cash flows.

When the entire amount or a portion thereof, which is required to settle the commitment at the balance sheet date is expected to be recovered by a third party, the Group recognizes the asset, in respect of said recovery, up to the amount of the recognized provision, only when it is virtually certain that the indemnification will be received and that it can be reliably measured.

p.	Share-based payments:

Share-based payments to employees and others that provide similar services, which are settled in equity instruments of the Group, are measured at fair value on the grant date. On the grant date, the Company measures the fair value of the granted equity instruments by using the Black and Scholes model. If the equity instruments granted to them have not vested until these employees have completed a defined period of service, have met performance conditions or defined market conditions are met, the company recognizes the share-based payment transactions in its financial statements over the vesting period against an increase in its shareholders' equity, under "Capital reserve in respect of share-based payment". At each balance sheet date, the Company estimates the number of equity instruments that are expected to vest. Any change in the estimate relative to previous periods is recognized in the income statement over the remaining vesting period.

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Share-based payments (continued):

In share-based payment transactions that are settled in equity instruments, which relate to a guarantee provided by the shareholders, the expense in respect of the guarantee received and the corresponding increase in the shareholders' equity are presented at the value of the equity instruments granted on the date the guarantee was provided, by using the Black and Scholes model, and is recognized in the income statement over the period of the guarantee.

q.	Taxes on income

In view of losses for tax purposes accrued by the Company and given the fact that as of the reporting date there was no certainty as to the realization of these losses in the foreseeable future, the Company does not recognize deferred taxes in respect of carry-forward losses and in respect of temporary differences in the value of certain revenues and expenses, between the financing reporting and the reporting for tax purposes.

r.	Employee benefits:

(1)	Post-employment benefits

In accordance with labor laws and labor agreements in Israel and in line with the Company's practices, the Company is required to pay severance pay to dismissed employees, and in some cases, to employees that resign from their employment voluntarily.

The Company has defined contribution plans in accordance with Section 14 of the Israeli Severance Pay Law. In respect of these plans, the actuarial and economic risks are not imposed on the Company. In said plans, during the employment period, an entity makes fixed payments to a separate entity without having a legal or constructive obligation to make additional payments if the fund has not accumulated sufficient amounts. Deposits with the defined contribution plan are included as an expense at the date of the deposit, parallel to receiving services from the employee. The Company makes deposits with pension funds and insurance companies in respect of its liabilities to pay severance pay to some of its employees on a current basis.

(2)	Short-term employee benefits

Short-term employee benefits include wages, vacation days, sick leave, recreation and deposits with the National Insurance Institute, which are paid within one year of the period in which the employee provides the related service. These benefits are recognized as an expense upon the provision of services.

s.	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and others (See Note 17).

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the CPI are presented according to the CPI for the last month of the reporting period.

(3)	Data in respect of changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of December 31, 2012	3.733	112.1	111.9
As of December 31, 2011	3.821	110.3	110.3

Rate of change	Change in %
For the year ended December 31, 2012	(2.30)	1.6	1.4
For the year ended December 31, 2011	7.66	2.2	2.5
For the year ended December 31, 2010	(5.99)	2.7	2.3

u.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

Rendering of services

Revenue from a contract to provide services is recognised by reference to the stage of completion of the contract.

v.	Accounting treatment of the EER Transaction:

Although in the EER Transaction, mentioned in note 7b below, the Company is the legal purchaser of the rights in EER, the Company had no business activity ("Shell Company") as of the date of the EER transaction and thus does not meet the definition of a Business under IFRS 3, and since the majority of the shareholders of the Company after the completion of transaction (including the completion of the Additional SPA) are former shareholders of EER, this transaction does not meet the definition of a 'Business Combination' under IFRS 3. For accounting purposes the transaction is treated as a capital transaction of EER.

Accordingly, among others, comparative numbers for the year ended December 31, 2010, are based upon the consolidated financial statements of the legal subsidiary, EER for the year ended December 31, 2010.

See also note 7d.

NOTE 3 – NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS):

a.	New and revised IFRS applied with no material effect on the consolidated financial statements:

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after 1 January 2012 that would be expected to have a material impact on the group.

b.	New and revised IFRS in issue but not yet effective:

(1)	IFRS 9, "Financial Instruments"

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

IFRS 9 is effective for annual periods beginning on or after 1 January 2015, with earlier application permitted.

At this stage the Group's management is unable to estimate the effect of this interpretation on its financial position and operating results.

(2)
The Group has not applied the following new and revised IFRS that have been issued but are not yet effective. None of these are expected to have a material impact on the consolidated financial statements of the Group:

▪	Amendments to IFRS 7, "Disclosures – Transfers of Financial Assets"; "Offsetting Financial Assets and Financial Liabilities"
▪	IFRS 10, "Consolidated Financial Statements"
▪	IFRS 11, "Joint Arrangements"
▪	IFRS 12, "Disclosure of Interests in Other Entities"
▪	IFRS 13, "Fair Value Measurement"
▪	IAS 32, "Financial Instruments: Presentation"
▪	Amendments to IAS 1, "Presentation of Items of Other Comprehensive Income"
▪	IAS 19 (as revised in 2011), "Employee Benefits"
▪	IAS 27 (as revised in 2011), "Separate Financial Statements"
▪	IAS 28 (as revised in 2011, "Investments in Associates and Joint Ventures"

NOTE 4 – CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF   ESTIMATION UNCERTAINTY:

In the Company's accounting policy, which is described in note 2 above, the Company is required in certain cases to use accounting judgment regarding estimates and assumptions in connection with the book value of assets and liabilities that are not necessarily found in other sources. The related estimates and assumptions are based on past experience and other factors which are considered relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Accordingly:

(1)
Management continuously reviews the likelihood of recovery of intangible assets (know-how) it has developed, in accordance with the forecasted income from these assets, which is determined based on economic assessments made by the Company and/or external consultants.

(2)
Each annual reporting period, the management reviews the estimated useful life of the Yblin facility it owns. This assessment also takes into account the Company’s estimates regarding the likelihood of renewal of the lease agreements for the land on which the said facility is located, see note 8, an estimate which remained unchanged in 2012.

NOTE 5 – CASH AND CASH EQUIVALENTS

Composed as follows:

	As of December 31
	2 0 1 2	2 0 1 1
	$ in thousand

In Dollars	2,382	6,392
In New Israel Shekels (NIS)	231	359
	2,613	6,751

NOTE 6 – ACCOUNTS RECEIVABLE

Composed as follows:

	As of December 31
	2 0 1 2	2 0 1 1
	$ in thousand

Institutions	79	28
Employees	2	17
Prepaid expenses	141	103
Restricted bank deposit	53	-
Advances to suppliers	137	-
Income receivable	-	90

	412	238

NOTE 7 – SUBSIDIARY

a.	General

As of December 31, 2011 the Company's only subsidiary is EER.

As mentioned in note 7b(1) below, as of January 12, 2012, RVB completed the multi-closing of EER Transaction in which it acquired all of EER shares held by Greenstone and Accord, and the majority of EER shares held by certain other EER shareholders, and holds 79% of EER's share capital (74% on a fully-diluted basis) and 99% of EER's voting rights.

Regarding the accounting treatment of the EER transaction see note 7b below.

b.	The EER Transaction

Below is a description of the EER Transaction, including a summary of the terms and conditions of the EER Share Purchase Agreement, the Option Agreement, the Voting Agreement and the Services Agreement, and the actions that took place at the closing of the EER transaction on August 31, 2011, (the "Closing Date") in connection therewith:

(1)
At the Closing Date, pursuant to the EER Share Purchase Agreement, the Company acquired all of EER's shares held by Greenstone (6,274,760 ordinary shares of EER), for a total cash consideration of US$ 15,686,900. In addition, the Company acquired all of EER’s share capital held by Accord (1,721,450 ordinary shares of EER), in exchange for 20,054,893 ordinary shares of the Company (each EER share was exchanged for 11.65 ordinary shares of the Company);

On October 11, 2011 an initial closing of an Additional SPA was completed with certain EER shareholders. At this closing, the Company issued a total of 38,066,489 ordinary shares of the Company in exchange for a total of 3,267,510 EER shares from these certain EER shareholders.

On January 12, 2012, an additional closing of the Additional SPA with other EER shareholders who elected to become parties to the Additional SPA was completed. At this additional closing the Company issued a total of 55,703,870 ordinary shares of the Company, in exchange for 4,781,448 EER shares of these certain EER shareholders.

(2)
In addition, pursuant to the EER Share Purchase Agreement, the Company was provided with the opportunity, before the lapse of 24 months following the Closing Date, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$ 8,000,000 by purchasing EER ordinary shares at a price per share of US$ 2.5. Since the closing date and until December 31, 2012 the Company has made an investment in a total amount of approximately $5 million. Subsequent to the financial statements date the Company has invested in EER's share capital an additional amount of approximately $0.6 million ;

NOTE 7 – SUBSIDIARY (continued)

b.	The EER Transaction (continued)

(3)
Pursuant to the Option Agreement, the Company granted Mazal an option to sell to the Company or to whom the Company may direct, no later than December 31, 2016, Mazal’s holdings in EER, in exchange for shares of the Company at the same exchange ratio applied for the purchase of EER's shares pursuant to the Share Purchase Agreement (the "Put Option"), and Mazal granted the Company the option to buy all of Mazal's holdings in EER, upon the occurrence of certain reorganizational events on or prior to December 31, 2016 (the "Call Option").

The terms and conditions of the Option Agreement shall apply, where applicable, to 150,000 options to purchase EER shares, which EER granted to EER's former CEO, on June 2011;

(4)
Pursuant to the Shareholders Agreement, Mazal undertook to vote with its EER shares in the same manner as then voted on such matter by the Company and/or as instructed by the Company in its sole discretion. The Shareholders Agreement also contains certain provisions concerning rights of first refusal, pursuant to which, if Mazal proposes transfer in any way any of the Mazal EER shares, to one or more third parties except to a permitted transferee, then the Company shall have a right of first refusal with respect to such transfer;

(5)
Pursuant to the Management Agreement, Greenstone will provide the Company with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and in addition, 10,050,190 options to purchase ordinary shares of the Company, with an exercise price of US$ 0.2145 per share (adjusted for future dividends), which shall become vested and exercisable in accordance with the Vesting Schedule (see note 15d(2) below). The parameters used in the calculation of the fair value of the options are a share price of $0.09, an exercise price of US$0.2145 per share, the expected volatility of companies operating in this field - 32%, the life of the option – 5 years and a risk-free interest of 1%; The fair value of these options is immaterial. During the reported period Greenstone noticed the Company that it waives the total consideration of the management fees valid from September 1, 2012.

c.	Additional information regarding EER

(1)
As mentioned above, at the closing date of the SPA, and as one of its closing conditions, all of EER's debts to its shareholders in a total amount of approximately $13 million have been converted into shares of EER (this amount includes a repayment by Greenstone of EER's debt of approximately US$2.25 million to the Union Bank of Israel Ltd.).

(2)	The Board of Directors of EER approved, on several different dates, allotments of options to shareholders, employees and officers of EER (in this note – “the options”).

As of the date of these financial statements there are options (part of which can be exercised immediately and part of which over vesting periods) that were allotted to employees, officers and others, which confer approximately 6% (including options granted to U-Trend as described in note 7c(3) below) of the fully-diluted share capital of EER.

NOTE 7 – SUBSIDIARY (continued)

c.	Additional information regarding EER (continued)

(3)	On July 22, 2010 an agreement was signed between EER and U-Trend (hereinafter – "the investment agreement" and "U-Trend", respectively).

According to the investment agreement U-Trend invested in EER a total of NIS 4 million (approximately $1.1 million) against the allotment of 400,000 shares of EER and 800,000 non-marketable options (each option shall be exercisable until July 31, 2014 to one share of EER for an exercise price of NIS 12.5, unlinked).

As of December 31, 2012 and 2011 the fair value of the option is $0 and approximately $158 thousand, respectively.

d.	Assets and liabilities recognised at the date of the EER transaction

(1)	As described in note 2v above, for accounting purposes the EER transaction is treated as a capital transaction of EER.

Following are the assets and liabilities of the Company recognised at the date of the EER transaction:

August 31,2011
$ in thousand

Current assets
Cash and cash equivalents	7,977
Trade and other receivables	141

Current liabilities
Short term loan	(192)
Accounts payable and accruals	(190)
7,736

(2)	The non-controlling interest (21.7% ownership interest in EER at the closing date) recognised was $ 4,117 thousand.

NOTE 8  – FIXED ASSETS

Composition and changes:

	Furniture &	Yblin
	equipment	Facility (*)	Total
	$ in thousand
Cost
As of January 1, 2012	200	18,979	19,179
Changes in the accounting year -
Additions	12	48	60
As of December 31, 2012	212	19,027	19,239

As of January 1, 2011	198	18,979	19,177
Changes in the accounting year -
Additions	2	-	2
As of December 31, 2011	200	18,979	19,179

Accumulated depreciation
As of January 1, 2012	174	6,500	6,674
Changes in the accounting year -
Additions	5	1,468	1,473
As of December 31, 2012	179	7,968	8,147

As of January 1, 2011	171	5,039	5,210
Changes in the accounting year -
Additions	3	1,461	1,464
As of December 31, 2011	174	6,500	6,674

Depreciated cost:
As of December 31, 2012	33	11,059	11,092

As of December 31, 2011	26	12,479	12,505

The cost as of December 31, 2012 and 2011 includes:
Capitalized expenses	-	2,348	2,348
Offset of a grant from the Chief Scientist of:	-	271	271

(*)	As of January 1, 2008 and after completing the year of trial running of the Yblin facility for the treatment of solid waste ("the facility"), EER began depreciating the facility as stated in Note 2h.

NOTE 9 –INTANGIBLE ASSETS

a.	Composition and changes:

Know-how for
The Implement of
waste treatment
technology
$ in thousand
Cost
As of January 1, 2012	5,164
Changes in the accounting year -
Additions	-
As of December 31, 2012	5,164

As of January 1, 2011	5,164
Changes in the accounting year -
Additions	-
As of December 31, 2011	5,164

Accumulated depreciation
As of January 1, 2012	1,643
Changes in the accounting year -
Additions	411
As of December 31, 2012	2,054

As of January 1, 2011	1,233
Changes in the accounting year -
Additions	410
As of December 31, 2011	1,643

Depreciated cost as of December 31, 2012	3,110

Depreciated cost as of December 31, 2011	3,521

b.	The depreciation of intangible assets is presented in the statement of comprehensive income under administrative and general expenses.

NOTE 9 –INTANGIBLE ASSETS (continued):

c.	Material intangible assets:

The balance includes acquisition and development costs of know-how to implement new technology for the treatment of solid waste, bio-medical waste and low and intermediate radioactive waste.

As of January 1, 2008 and after completing one year of trial running of the Yblin facility for the treatment of solid waste ("the facility") the Company began depreciating the know-how, as stated in note 2h.

The know-how is depreciated over a period of 12.5 years, based on the remaining useful life of the main patent registered thereto as of the date of commencement of depreciation.

The Company has numerous patents in respect of the said know-how.

d.	Additional information:

For additional information, including the review of impairment of other intangible assets, see notes 2i and 2k.

For information on liens see note 23.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUALS:

Composed as follows:

	As of December 31
	2 0 1 2	2 0 1 1
	$ in thousand

Institutions, net	-	334
Trade payables (*) (mainly in NIS)	114	70
Accrued expenses	100	76
Employees and institutions in respect of payroll (**)	146	102
Related parties	9	48
	369	630

(*) The average credit period provided by suppliers is Net 30, in respect of which the Groupdoes not pay interest. The Group usually pays its suppliers within the credit period.

(**) See also note 12.

 NOTE 11 – LOANS FROM BANKS AND OTHERS

Composition of financial liabilities measured at amortized cost:

	Current liabilities		Non-current liabilities		Total
	As of December 31		As of December 31		As of December 31
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	$ in thousand

Banks loans (1)	-	408	-	102	-	510

Other loan (2)	-	195	-	-	-	195

Total financial liabilities measured at amortized cost	-	603	-	102	-	705

(1)	See note 14a (2).

(2)
A loan in the amount of $120 thousand (principal) which its maturity date was on October 2005. According to the management assessment based, among others, the time elapsed from the maturity date, the Company wrote-off the balance of this loan during the reported period.

NOTE 12 – EMPLOYEE BENEFITS

a.	Composed as follows:

	As of December 31
	2 0 1 2	2 0 1 1
	$ in thousand
Short-term employee benefits:
Payroll, wages and social benefits	110	79
Short-term vacation	36	23
	146	102

b.	Post-employment benefits:

(1)	Defined contribution plan:

Plans in respect of severance pay

The Severance Pay Law in Israel requires the Company and its subsidiaries to pay severance pay upon dismissal of an employee or upon termination of employment in other certain circumstances.  In principle, the Severance Pay Law in Israel stipulates that the severance pay amount equals the employee's last salary multiplied by the amount of years in which the employee was employed.

NOTE 12 – EMPLOYEE BENEFITS (continued)

b.	Post-employment benefits (continued):

(1)	Defined contribution plan (continued):

The Group applies to most of its employees Section 14 to the Israeli Severance Pay Act of, 1963, pursuant to which it is exempt from any severance pay liability, subject to it making certain monthly allocations to employees' pension plans, The Group deposits 81/3% of the monthly salary of its employees. The Group will not have a legal or constructive obligation to make additional payments if the plan does not have sufficient assets to pay the entire employee benefits relating to the employee's service during the current period and in previous periods.

(2)	Additional information:

Paid vacation days

In accordance with the Israeli Annual Vacation Act of, 1951, the Group's employees are entitled to several paid vacation days in respect of each year of employment. Pursuant to said law, the number of vacation days per year to which each employee is entitled is determined in accordance with the seniority of said employee.

An employee is entitled, with the consent of the Company, to use the vacation days and accumulate up to 60 vacation days.

An employee terminating his employment before using his accumulated vacation leave is entitled to payment in respect of the balance of vacation leave.

NOTE 13 – INCOME TAX

a.	Amendments to the Income Tax Ordinance

(1)
On July 23, 2009, the Israeli Law for Economic Efficiency (Legislative Amendments for Implementation of the Economic Plan for the years 2009 and 2010), 2009 (hereinafter – “the Arrangements law”), was published. Pursuant to the Arrangements law, corporate tax rates of 27%, 26% and 25% applicable to companies in the years 2008, 2009 and 2010, respectively, will be gradually reduced from 24% in the tax year 2011 to 18% in the tax year 2016.

(2)
On September 26, 2011 the Israeli social-economic reform committee headed by Professor Manuel Trachtenberg published its recommendations. On December 6, 2011, following the tax reform recommendations of the Trachtenberg Committee, the Knesset passed several changes to the Income Tax Ordinance regarding the reduction of tax burden (Legislative Amendments).

The main features of the new law regarding corporate income tax are as follows:

1.	The planned gradual reduction of personal income tax rates and corporate income tax rates from 2012 is abolished.
2.	The corporate income tax rate is increased to 25% in 2012.
3.	The capital gains tax rates and betterment tax rate are increased to 25% in 2012.

NOTE 13 – INCOME TAX (continued)

b.	The Company and EER received final tax assessments (including assessments considered as final) through to the tax year 2007.

c.	The Company has carried forward tax losses in the amount of approximately NIS 115 million (approximately $31 million).

EER has carried forward tax losses in the amount of approximately NIS 200 million (approximately $54 million).

d.
In view of the losses for tax purposes and since the Company and EER does not anticipate any taxable income in the foreseeable future, the Company and EER have not recorded deferred tax assets in respect of carry forward losses.

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES

a.	Commitments:

(1)	Lease agreements

a.
In July 2012, EER entered into a new lease agreement with Naser Recycling Ltd. ("Naser"), with respect to the ground on which the Yblin Facility is located (the "Lease Agreement") for a period of five years (the "Lease Period") and EER has an option to extend the term of the rent for an additional five years (the "Option period"). The monthly rent for the first 18 months of the Lease Period is NIS 40 thousands (approximately $10 thousands) and NIS 45 thousands (approximately $11 thousands) for the remaining Lease Period. The monthly rent for the Option Period will be NIS 50 thousands (approximately $13 thousands). All the amounts mentioned above are linked to the CPI and do not include VAT. The payment of the rent will be paid for each year of lease in advance.

In addition to the rent fees and if the Yblin plant becomes a commercial plant, Naser will be entitled to receive certain payments from profits generated by the plant and/or from proceeds of the sale of the plant, as set forth in the Lease Agreement.

Pursuant to the terms of the Lease Agreement, the Yblin Facility is the property of EER, and EER is responsible for disassembling the Yblin Facility and removing it from the property at the end of rental period.

It was further agreed that to secure EER's commitments pursuant to the Lease Agreement, EER gave Naser a bank guarantee in the amount of $250 thousand.

b.
In November 2011, EER entered into a rent agreement for its offices in Rosh Ha'ayin (replacing its previous offices) for a period of 7 years, including option periods, untill November 14, 2018.  The annual rent and maintenance fees are in the amount of NIS 150,000 (approximately $40 thousand) linked to the CPI and an increase of 4% per year from the third year forward.

Until November 2011 EER rented offices in Ramat-Gan and paid annual rent and maintenance fees in the amount of NIS 250 thousands linked to the CPI (approximately $70 thousands).

NOTE 14– COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(2)	Debt agreement with Bank Leumi

On March 15, 2011, EER signed an agreement with Bank Leumi Le-Israel B.M. ("The Bank"), which regulates the repayment of certain debts and obligations of EER to the bank in the amount of $2.3 million in connection with loans provided to it and to which the guarantors have guaranteed their repayment (“the debt agreement”).

As part of the debt agreement, the guarantors paid the bank a total sum of approximately $1.4 million.

The loan in an amount of approximately $0.7 million was in dollars and was provided for a period of 24 months. The interest rate on the loan was LIBOR + 2.85% per annum. The loan principal was repayable in quarterly payments which the last payment was paid on December, 2012.

(3)	The Kurchatov Institute Agreement

On June 6, 2000, EER entered into an agreement with the Kurchatov Institute, which was amended on February 12, 2002 (the “Kurchatov Agreement”). Under the terms of the Kurchatov Agreement, Kurchatov Institute assigned and transferred to EER all then present and future intellectual property rights and know-how related to the Yblin Facility (which was designed, manufactured and constructed for EER by Kurchatov Institute's subsidiary under a separate agreement) and to the Additional Projects (as defined below) (collectively, the "IP Rights"). According to the Kurchatov Agreement, EER shall cover all the expenses related to the assigning, registration and recordation of the IP Rights.

According to the Kurchatov Agreement, the Kurchatov Institute shall fully cooperate with EER for the purposes of utilizing the PGM technology with regard to Municipal Solid Waste ("MSW"), Medical Waste (“MW”), Low and intermediate Radio Active Waste (“LRAW”) and PGM Compatible Industrial Waste (“IW”), including, but not only, for the designing and construction of plants and installations by EER, its licensee(s) and/or other purposes (the "Additional Projects"). Upon EER’s request, the Kurchatov Institute shall assign to EER any know-how or intellectual property rights relating to such technologies to be used outside the territories comprising the former Soviet Union, provided the financial and other legal and reasonable interests of the Kurchatov Institute have been satisfied. The Kurchatov Institute and its affiliates shall exclusively work with EER on any of the aforementioned applications of the PGM Technology, and shall not assist, directly or indirectly, any individual or entity to engage in any activity in the fields of MSW, MW, LRAW and IW. In addition, the Kurchatov Institute undertook to provide EER its know-how and experienced highly qualified specialists in order to obtain the required scientific and technical qualifications in the works related to the Projects, as was mutually agreed by the parties. In consideration for Kurchatov Institute’s undertakings under the Kurchatov Agreement, EER shall pay Kurchatov Institute a royalty in the amount of 1% of the purchase price actually received by EER from the sale of the Additional Projects.

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(4)	The SNC Agreement

On September 15, 2010, EER entered into a memorandum of understanding (the “SNC MOU”) with SNC-Lavalin Engineers & Constructors Inc. (“SLE&C”) which, to the best of EER’s knowledge, is a private company and a subsidiary of SNC-Lavalin Group Inc., a company whose shares are listed for trade on the Toronto Stock Exchange, Canada (“SNCL-G”), and who are among the leading engineering and construction corporations in the world. The SNC MOU establishes methods of cooperation between EER and SLE&C in respect to projects aimed at exploiting PGM Technology. The SNC MOU has been terminated automatically on December 31, 2012.

(5)	Management service agreements

a.
On February 13, 2002, EER entered into a management service agreement with Urdan Industries Ltd. (currently Greenstone) (the “Greenstone Agreement”), pursuant to which Greenstone undertook to provide EER with management services, office services, accounting services and office rental in accordance with EER needs. In consideration for such services, EER undertook to pay Greenstone the sum of NIS 20,000 per month (plus VAT) linked to the Consumer Price Index (in this section – “the management fees”), as of January 2002 (approximately NIS 25,000 as of the date of this report). The term of the management agreement was set at one year, at the end of which the agreement will be renewed automatically for additional one-year periods, and may be terminated by one month’s notice by either party. From the end of 2004 to December 31, 2010, services were provided by Accord and management fees were paid to them, and as of January 1, 2011 the services are provided by Leader Holdings and Investments Ltd (the parent company of Greenstone; “Leader”), and the management fees have been paid to Leader.

Following the completion of the EER Transaction, this management agreement was assigned by Leader to Greenstone.

b.	Regarding the management service agreement between the Company and Greenstone see note 7b(5) above.

(6)	D&O insurance

On March 23, 2012, the Company obtained directors’ and officers’ liability insurance for its officers and directors (“D&O insurance policy”) with coverage in an aggregate amount of $5 million until March 23, 2013 for a total premium of $ 28,000. This D&O insurance policy was reviewed and approved by the Company’s audit committee and the Board of Directors and was subject to the approval of the Company’s shareholder’s. At the 2012 Annual General Meeting of the shareholders of the Company, held on May 7, 2012, the D&O insurance policy was approved and ratified by the Company's shareholders.

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(6)	D&O insurance (continued)

On September 10, 2012, the Company’s audit committee and Board of Directors approved an amendment to the D&O insurance policy. Pursuant to this amendment, the insurance coverage will be increased from an aggregate amount of $5 million to an aggregate amount of $7.5 million (for the remaining of the policy tenure, until March 23, 2013), the premium will be increased by approximately $8 thousands (on an annual basis) to an aggregate amount of approximately $36 thousands, and the insurance coverage shall be extended to cover events related to EER, the Company’s subsidiary, for the period prior to the acquisition of EER shares by the Company. At the General Meeting of the shareholders of the Company, held on November 21, 2012 the amendment of the D&O insurance policy was approved and ratified by the Company's shareholders.

(7)	The LOI with Approved Storage & Waste Hauling Inc.

On January 25, 2011, EER entered into a letter of intent with Approved Storage & Waste Hauling Inc. ("ASWH" and the "ASWH LOI"), relating to the formation of a joint venture for an initial pilot project (the "Pilot Project"). According to the ASWH LOI, the Pilot Project will process Regulated Medical Waste in an initial capacity of 15-30 short tons per day. According to its terms, the ASWH LOI has terminated on December 31, 2012.

(8)	Framework Agreement

On May 31, 2012, EER entered into an agreement with a third party located in the U.S. (the "US Company"), for the initial planning and the supply of EER's technology of Plasma-Gasification-Melting Waste-To-Energy (the “Framework Agreement") in plants (the “Facilities”) located in five states in the U.S. and such other territories as may be agreed between EER and the US Company ("Territories"). The Framework Agreement replaces a previously signed letter of intent from March 2011, which is considered null and void.

Under the terms of the Framework Agreement, EER shall produce (directly or with a designated engineering company) a Preliminary Engineering Design Study for a Facility in one of the five states (the “Study” and the "First Project”, respectively), the cost of which shall not exceed US$2.6 million and shall be borne and paid by the US Company, and the parties shall cooperate in advancing the First Project as a municipal solid waste project.

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(8)	Framework Agreement (continued)

The US Company shall be responsible for obtaining and maintaining all requisite permits, approvals and licenses from any relevant authority in order to establish and operate the First Project and any additional Facility and to provide any technical and financial data required in connection therewith. The US Company will use its best commercial efforts to obtain and secure agreements in principal for providing financing to the First Project (the amount of financing required for the First Project is currently estimated at US$ 215 million), enter into lease/purchase agreements for the real estate on which the First Project will be erected, prepare and file all relevant requests and enter into Waste Contracts, Power Takeoff Agreements and an Interconnection Agreement.

The Framework Agreement provides that the US Company and EER will enter into a purchase agreement for the PGM Processing Chamber for the First Project. As the final price of the PGM Processing Chamber for the First Project will only be determined following the detailed planning phase, the parties agreed that in case it varies considerably from the estimated price, the parties shall mutually assess the financial impact on the First Project.

The US Company and EER will also enter into a royalty bearing license agreement for the use of the PGM Technology in the First Project and shall further enter into a services agreement. The royalty rate shall equal 2% - 3.25% of the revenues generated from tipping fees and certain electricity sales of the First Project.

In addition, the US Company shall pay to EER a development services fee for each Facility. The development services fee for the First Project will be in an amount not exceeding $ 5.4 million (representing 4% of the First Project equipment and civil works cost estimate).

Under the Framework Agreement, each of EER and the US Company has granted the other certain exclusivity rights (subject to some exceptions) with respect to the Territories.

In addition, EER has agreed to invest $400,000  in the US Company, in consideration of equity in the US Company, which shall constitute 1.9% of the US Company's fully-diluted capital. The first tranche was transferred to the US Company but was subsequently returned to EER, since the investment round did not materialize. Since then, and due, inter alia, to the time which has passed, EER has decided to go ahead and modify its plant in Yblin Israel at a large expense, and therefore EER notified the US Company that it will not make the equity investments in the US Company.

(9)
During December 2011 EER entered into an agreement with a company from the Czech Republic regarding a feasibility study work to be performed by EER with regard to the design, engineering, construction and operation of a hazardous waste treatment facility at an estimated cost of approximately $ 25 million.

In consideration for the performance of the study work, EER was entitled to a total sum of US $125,000. A down payment of US $ 63,000 received in December 2011 and was recorded as revenue in 2011.

An additional payment of US $ 62,000 was received and recorded as revenue during the reported period.

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

b.	Contingent liabilities:

During 2004 the Israeli office of the Chief Scientist approved EER's application to obtain financial assistance for conducting research and development in connection with EER's products. The approval was contingent on the Company's compliance with the provisions of the Israeli Law of Encouragement of Research and Development in Industry, 1984, and on fulfillment of the terms of the approval that include, inter alia, the payment of royalties in respect of revenues from products developed with the assistance of the Chief Scientist.

As of the balance sheet date, EER has received grants in the amount of NIS 1.7 million, the liability in respect thereof was recorded in full in accordance with IAS 20 (before its amendment in 2008).

In August 2010 EER paid royalties of NIS 169 thousands to the office of the Chief Scientist.

In February 2012 and January 2013 EER paid additional royalties of NIS 17 thousands to the office of the Chief Scientist.

See also note 2n.

NOTE 15 - SHAREHOLDERS' EQUITY

a.	The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.OB.

b.
	Issued and Outstanding
	December 31
	2012	2011
	Number of shares
Balance as of January 1	177,021,917	118,900,535
Issuance of shares (*)	55,703,870	58,121,382

Balance as of December 31	232,725,787	177,021,917

Ordinary shares of NIS 1.00 par value each

(*) See also note 1c.

The authorized ordinary shares of the Company as of December 31, 2012 and 2011 was 400,000,000 shares with a value of NIS 1.00 per share.

The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at general meetings of the Company.

c.	Treasury stock

In January 2011 the Company purchased 1,040,000 shares of the Company from its former employees.

The rights attached to these Company shares are suspended until their re-issuance (dormant shares).

NOTE 15 - SHAREHOLDERS' EQUITY (continued)

d.	Share-based compensation

1.
In 2009, the Company granted a third party, an option to purchase 3,000,000 Ordinary Shares of the Company, at an exercise price per share of $0.18, exercisable for a period of five years. As of December 31, 2012, this option is still outstanding.

2.
On June 29, 2011, the Company's board of directors approved a share options plan (the "2011 Plan"). Under the 2011 Plan, the Company may grant to any of its and its affiliates' (i.e. present or future company that either controls or is controlled by the Company) employees, officers and directors options to purchase ordinary shares of the Company. The options under the 2011 Plan shall become vested and exercisable, in accordance with the following vesting schedule: (i) 33% of the options shall vest on the first anniversary of the date of grant; and (ii) 8.375% of the options shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the date of grant, such that all options shall become vested and exercisable by the third anniversary of the date of grant (the "Vesting Schedule").

The options, granted under 2011 plan are allocated on behalf of the participant to a Trustee - under the provisions of the 102 Capital Gains Track and will be held by the Trustee for the period stated in Section 102 of the Israeli Income Tax Ordinance, 1961, as amended and the Israeli Income Tax Regulations (Tax Relieves in Allocation of Shares to Employees), 2003.

On January 2012, following the approval of the Company's audit committee and board of directors, the Company granted to seven of its and its affiliates employees options to purchase 25,793,156 ordinary shares of the Company with an exercise price of US$ 0.2145 per share (adjusted for future dividend), (including 10,000,000 options to the Company's CEO), according to the 2011 plan.  On November 2012 the Company granted to additional three of its affiliate employees options to purchase 1,148,593 ordinary shares of the Company, according to the 2011 plan.

3.
On August 22, 2011, the Company's shareholders approved (following the approval of the Company's audit committee and board of directors), among others: (i) the grant to each of the Company's directors, Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per share (adjusted for future dividend). The options were granted under the 2011 Plan; and (ii) the grant to Yair Fudim, of options to purchase shares of the Company representing, on a fully diluted basis, approximately 0.3% of the Company's issued and outstanding share capital as of the date of the grant (actually 861,445 were granted), with an exercise price of US$ 0.2145 per share (adjusted for future dividend). The options shall become vested and exercisable, in accordance with the Vesting Schedule. The options described in this paragraph were granted in January 2012.

The parameters used in the calculation of the fair value of the options described above, are a share price of $0.09 (regarding Yair Fudim) and 0.04$ (regarding the other directors), an exercise price of US$0.2145 per share, the expected volatility of companies operating in this field - 32%, the life of the option – 5 years and a risk-free interest of 1%. The fair value of these options is immaterial.

4.	Regarding options granted to Greenstone pursuant to the Management Agreement see note 7b (5) above.

5.	Regarding options granted to Mazal pursuant to the Option Agreement see note 7b (3) above.

NOTE 16 – LOSS PER ORDINARY SHARE

The following table summarizes information related to the computation of basic and diluted loss per Ordinary Share for the years indicated:

	Year ended December 31,
	2012	2011	2010
	$ thousands
Loss attributable to Ordinary Shares	(3,615)	(5,950)	(7,637)

	Shares (thousands)
Weighted average number of Ordinary Shares used in
basic and diluted loss per Ordinary Share calculation (*)	231,686	204,861	187,507

	$

Basic and diluted loss per Ordinary Share	(0.016)	(0.029)	(0.041)

(*)
The number of shares as of the periods before the completion of the EER Transaction were adjusted according to the exchange ratio (11.65 shares of the Company for each share of EER) applied in the EER Transaction.

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted earnings per share:

•	Options granted to Greenstone pursuant to the Management Agreement see note 7b (5) above.

•	Options granted to Mazal pursuant to the Option Agreement see note 7b (3) above.

•	Additional options see note 15d above.

NOTE 17 – OPERATING EXPENSES AND FACILITY MAINTENANCE:

Composed as follows:

	For the year ended December 31
	2012	2011	2010
	$ in thousand

Payroll and related expenses	745	671	648
Share-based payment	-	-	19
Car maintenance	67	68	86
Professional services	110	29	149
Maintenance of the facility's site	554	285	186
Depreciation and amortization (*)	1,472	1,464	1,495
Other	4	9	7
Total operating and facility maintenance results	2,952	2,526	2,590

(*) See also notes 8 and 9 regarding the depreciation of the Yblin facility and know-how.

NOTE 18 – MARKETING EXPENSES AND BUSINESS DEVELOPMENT:

Composed as follows:

	For the year ended December 31
	2012	2011	2010
	$ in thousand

Payroll and related expenses	244	109	121
Share-based payment	32	211	245
Loan which became a grant	-	351	196
Management fees (see note 22)	-	101	132
Car maintenance	3	1	3
Professional services	198	340	471
Overseas travel	69	84	61
Advertising	3	3	27
Total marketing expenses	549	1,200	1,256

NOTE 19 – ADMINISTRATIVE AND GENERAL EXPENSES:

Composed as follows:

	For the year ended December 31
	2012	2011	2010
	$ in thousand

Payroll and related expenses	175	85	110
Share-based payment	32	211	254
Loan which became a grant	-	351	196
Management fees (see note 22)	132	240	209
Car maintenance	35	12	25
Professional services	353	252	248
Office maintenance	146	150	233
Depreciation and amortization	411	410	411
Taxes (*)	31	47	2
Other	115	1	105
Total administrative and general expenses	1,430	1,759	1,793

(*) See also note 13.

NOTE 20 – FINANCING INCOME (EXPENSES), NET:

Composed as follows:

	For the year ended December 31
	2012	2011	2010
	$ in thousand
Financing expenses
Long-term loans	-	(83)	(98)
Short-term loans	(13)	(795)	(1,759)
Others	(47)	-	(60)
	(60)	(878)	(1,917)
Financing income
Long-term loans	-	3	11
Short-term loan (see note 11)	204	-	-
Options at fair value through profit and loss (note 7c(3))	158	-	-
Short-term deposits	66	51	6
	428	54	17
	368	(824)	(1,900)

NOTE 21 – FINANCIAL INSTRUMENTS:

a.	Capital management policy

The Company's capital structure consists of debt, which includes the loans described in note 11, credit from banks and other credit providers and the shareholders' equity, which includes issued share capital, capital reserve and retained earnings as described in the statement of changes in equity.

b.	The main accounting policies

Details on the main accounting policies and the adopted accounting methods, including the terms for recognition, the measurement basis and the basis for recognizing revenue and expenses in connection with each group of financial assets, financial liabilities and capital instruments, are set forth in note 2.

c.	Groups of financial instruments:

	As of December 31
	2 0 1 2	2 0 1 1
	$ in thousand
Financial assets
Loans and receivables (including cash and cash equivalents)	3,150	6,886

Financial liabilities
Financial liabilities measured at amortized cost	952	1,879

Financial liabilities at fair value through profit and loss	-	158

NOTE 21 – FINANCIAL INSTRUMENTS (continued):

d.	Objectives and policies concerning risk management

The Company's activities expose it to risks associated with various financial instruments, such as: market risks (including currency risks and risk of cash flows in respect of interest rates. The Company's risk management plan focuses on activities to minimize any potential adverse effects on the Company's financial performance.

Risk management is carried out by the Company's finance division in accordance with a policy determined from time to time by the board of directors. The finance division identifies and assesses financial risks. The board of directors lays down principles for the overall risk management, as well as sets the specific policy for certain exposure to risks, such as exchange rate risks, interest rate risks and credit risks.

e.	Currency risk:

The Company also operates in currencies that are not its functional currency (dollar), mainly NIS, and it is exposed to currency risks as a result of changes in exchange rates of different currencies, mainly that of the NIS. The currency risk primarily emanates from current expenses in foreign currency (NIS).

During 2012 there was no change in the Company’s exposure to currency risk or in the way the Group manages or measures the risk.

The carrying values of financial assets and liabilities in foreign currency are set forth in notes 5, 6, 10, and 14b.

f.	Interest rate risk:

The Group is exposed to an interest rate risk since Group companies extend and take loans at floating interest rates.

The Group's exposure to interest rates on financial assets and liabilities are described in the section on liquidity risk management which is set forth below.

During 2011 there was a material change in the Group’s exposure to interest rate risk as a result of the conversion of EER's shareholders loans as mentioned above. As at December 31, 2012 the Group has no loans from banks and/or others.

g.	Liquidity risk management

The ultimate responsibility for liquidity risk management lays with the Board of Directors, which has outlined an appropriate work plan for the management of liquidity risks based on management's requirements for short-term, medium-term and long-term financing and liquidity. The Group manages liquidity risk by maintaining bank measures, loan measures and by continuously monitoring present and forecasted cash flows. See also note 1.

NOTE 22 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

a.	Transactions with interested parties and related parties:

(1)
On January 2012, the board of directors of the Company approved the appointment of Mr. Ofer Sandelson as the Company's Chief Executive Officer (CEO) as of January 8, 2012. On November 18, 2012, Mr. Ofer Sandelson has notified the Company that he has decided to terminate his employment with the Company and with its subsidiary company EER. In accordance with Mr. Sandelson employment agreement with the Company and EER, he terminated his employment upon three months prior notice (during February 2013). Regarding options granted to Mr. Sandelson see note 15 above.

(2)
In February 2002 EER and Greenstone entered into an agreement (in this section – “the management agreement”) for the provision of management services to EER, office services, accounting services and office space, in accordance with the Company’s needs as they shall be from time to time (in this section – “the services’). In return for the services, EER has undertaken to pay a total of NIS 20,000 a month (plus VAT) linked to the CPI (in this section – “the management fees”), as of January 2002. The term of the management agreement was set at one year, at the end of which the agreement would be renewed automatically for additional one-year periods, and may be terminated by one month’s notice by either party. From the end of 2004 to December 31, 2010, services were provided by Accord and management fees were paid to it, and as of January 1, 2011 the services were provided by Leader Holdings and Investments Ltd (the parent company of Greenstone; “Leader”), and the management fees were paid to Leader.

Since September 1, 2011 Greenstone is entitled to the management fees from EER.

(3)	Regarding the Management Agreement between the Company and Greenstone including options granted to Greenstone, see note 7b (5).

(4)	Regarding options granted to director's of the Company see note 15d(4).

b.	The amounts recorded in respect of transactions with interested parties and related parties are presented below:

	For the year ended December 31
	2012	2011	2010
	$ in thousand
Management fees to EER's former CEO
(excluding share-based payment)	-	232	264

Loan to EER's former CEO which became a grant	-	702	392

Payroll and related expenses - CEO	244	-	-

Management fees to Accord/ Leader	-	54	77

Management fees to Greenstone	132	55	-

Share-based payment	7	422	444

Financing expenses	-	959	1,562

Financing income	158	3	11

NOTE 22 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (continued):

c.	Balances with interested parties and related parties:

	As of December 31
	2 01 2	2 01 1
	$ in thousand

Accounts payable and accruals (see note 11)	9	48

d.	For additional information, see also notes 7 and 14.

e.	Remuneration of key executives:

	For the year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	$ in thousand

Short-term benefits	244	530	697
Share-based payment	7	422	485
	251	952	1,182

NOTE 23 – LIENS AND COLLATERAL

As for a bank guarantee given by EER to secure its commitments pursuant to the lease agreement see note 14a(1).